Exhibit 99.2

Santiago, November 30, 2022

GG. – 254 / 2022

Ms.

Solange Berstein Jáuregui

President

Comisión para el Mercado Financiero

Present

Ref.: Material Event Notice – Summoning to Extraordinary Shareholders’ Meeting.

Dear President of the Comisión para el Mercado Financiero,

Pursuant to the provisions set forth in Articles 9 and 10 of Law No. 18,045 of the Securities Market and Chapter 18-10 of the Updated Compilation of Rules of the Comisión para el Mercado Financiero, and duly authorized, I hereby inform you as a Material Event of Itaú Corpbanca (the “Bank”) the following:

The Board of Directors, in its extraordinary meeting held on this same date, has agreed to summon to an Extraordinary Shareholders’ Meeting (the “Meeting”), on January 19, 2023, at 10:00 a.m., at Avenida Presidente Riesco 5537, 3rd floor, Las Condes, Santiago, which will be held remotely, in order to hear and decide on the following matters:

a)	Amend: (i) Article One of the Bylaws, to change the name of the Bank to “Banco Itaú Chile”, while amending and/or expanding the fantasy names; (ii) Article Nine of the Bylaws, to decrease the number of titular directors from eleven to seven; (iii) Article Nine of the Bylaws, to decrease the number of alternate directors from two to one and to amend the procedure to appoint replacing directors in the event of vacancy; (iv) Article Twelve of the Bylaws, regarding the procedure to summon Board meetings, including reminders, deadlines and other aspects of said procedure; and (v) Article Twenty One of the Bylaws, to expressly stipulate the possibility to elect directors by acclamation, in addition to adjust the reference to alternate directors in accordance with what is approved by virtue of (iii) above;

b)	Decrease the number of shares into which the Bank’s equity capital is divided (the “reverse stock split”), in the proportion of 4,500 current shares for each new share or in such other proportion as the Meeting may ultimately resolve, without altering the amount of the equity capital;

c)	Resolve the issuance of 216,337,305 shares or such other number as may ultimately be necessary for the purpose of exchanging them for the Bank’s current shares, in accordance with the proportion and exchange ratio resolved by the Meeting for such purpose;

d)	Agree on the additional issuance of 10,000 backup shares (or such other number as the Meeting may ultimately resolve), the precise purpose of which shall be to cover the deficit of shares that may be generated by the application of the exchange ratio, in the event that the excess shares resulting from fractions of shares not assigned by application of the exchange ratio are not sufficient for such purposes; and to agree on the treatment of those backup shares that are not finally used to comply with the aforementioned purpose and that, therefore, remain once the exchange of shares is completed;

e)	Establish the form, time, procedure and other conditions for the materialization and implementation of the proposed reverse stock split, including its effects on the American Depositary Shares; and to empower the Board of Directors, among other things, to determine, fix and agree, with the broadest powers, the effective date of the share exchange and all those aspects of form and procedure that have as their purpose the materialization and implementation of the proposed reduction in the number of shares, the issue of backup shares that may be agreed upon and the treatment of those remaining after the share exchange is completed;

f)	Amend the Fifth and First Transitory Articles of the Bylaws, related to the equity capital, so as to reflect the resolutions adopted pursuant to paragraphs b) to e) above;

g)	Establish one or more conditions for the effectiveness of the amendments to the Bylaws that are finally agreed upon at the Meeting;

h)	Approve a new text of the Bank’s Bylaws, which shall replace the current Bylaws in its entirety, and which shall include the amendments to the Bylaws adopted at the Meeting, and which shall also contain changes to adapt the Bylaws to legal amendments, including, among others, the replacement of references to the Superintendencia de Banco e Instituciones Financieras with references to the Comisión para el Mercado Financiero;

i)	Broadly empower the Board of Directors and/or the General Manager of the Bank to resolve and implement all aspects, modalities, modifications, actions and details that may arise in connection with the resolutions adopted at the Meeting; and

j)	In general, to adopt all other resolutions and amendments to the Bylaws that may be necessary or convenient for the materialization of the decisions resolved by the Meeting.

The holders of shares registered in the Shareholders’ Registry at midnight on the fifth business day prior to the date of the Meeting, i.e., registered at midnight on January 13, 2023, shall have the right to participate in the Meeting and to exercise their right to speak and vote.

Shareholders may obtain a copy of the documents supporting the matters to be submitted for consideration at the Meeting, as of January 9, 2023, on the Bank’s website, www.itau.cl, in the Investor Relations section (https://ir.itau.cl/English/events-and-presentations/general-shareholders-meetings/Extraordinary-General-Shareholders-Meeting--January-19-2023/). In addition, from such same date, any shareholder wishing to obtain a copy of these documents may contact the Investor Relations Department at ir@itau.cl.

As mentioned above, it has been decided that the Meeting will be held remotely, in order to prevent those attending the Meeting from being exposed to contagion. For this purpose, the shareholder interested in participating in the Meeting, or her/his representative, must, until 2:00 p.m. on the day before the Meeting, register on the website https://autenticacion.dcv.cl/ or send an e-mail to registrojuntas@dcv.cl, expressing interest in participating in the Meeting, attaching a scanned image of her/his identity card on both sides or her/his passport; the power of attorney, if applicable; and the application form to register for the Meeting. The Meeting will be held through the Microsoft Teams videoconferencing platform and voting by acclamation or viva voce, or through the electronic voting platform that will be informed in due course. The rest of the required documentation and more detailed information on how to register, connect, participate and vote remotely at the Meeting and other relevant aspects will be made available and communicated in a timely manner through instructions that will be uploaded to the Bank’s website, www.itau.cl, in the Investor Relations section (https://ir.itau.cl/English/events-and-presentations/general-shareholders-meetings/Extraordinary-General-Shareholders-Meeting--January-19-2023/).

The notices summoning the Meeting will be published in La Tercera newspaper on January 9, 12 and 16, 2023.

Sincerely,

Gabriel Amado de Moura

Chief Executive Officer

Itaú Corpbanca